SEC File Number 82-34879

Herbert Smith

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS
T +44 (0)20 7374 8000
F +44 (0)20 7374 0888
DX 28

www.herbertsmith.com

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA





06011429

Date
24 February 2006

TomTom N.V. – Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

On behalf of TomTom N.V. (the "**Company**"), SEC file number 82-34879, we herewith submit documents required to be furnished to you to maintain the Company's exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") from the registration requirements of Section 12(g) of the Exchange Act. The Company's exemption under the Rule was granted on 29 April 2005.

Please find hereto attached as Annex 1 a list of press releases the Company has made public, filed or distributed during the period from 27 July 2005 to 24 February 2006. This updates the information that the Company has previously provided to the SEC since its exemption under the Rule was granted.

In its application for an exemption under the Rule, the Company agreed to furnish to the SEC pursuant to subparagraph (b)(1)(iv) of the Rule a revised list of information the Company is required to (A) make public as a public limited company under the laws of the Netherlands, (B) file with the Euronext Amsterdam N.V. exchange ("**Euronext Amsterdam**") pursuant to the requirements of the Dutch Central Bank and the Netherlands Authority for the Financial Markets (the "**AFM**"), and which will be made public by such exchange or (C) distribute to its security holders. Such revised list is also to provide information stating when and by whom it is required to be made public, filed with Euronext Amsterdam or distributed to security holders.

Pursuant to this requirement to provide updated information, please find attached hereto as Annex 2 a revised set of the original Appendices B and C furnished to the SEC in the Company's original application for an exemption under the Rule, dated 22 April 2005. The Appendices in Annex 2 reflect all material changes to the Netherlands regulatory regime since the end of the Company's last fiscal year, in each case as a result of the implementation of the Prospectus Directive and in particular information required to be filed with the Trade Register of the Chamber of Commerce (the "**Trade Register**") pursuant to the Dutch Civil Code and the Trade Registers Act 1996 (the "**Trade Registers Act**") and with the AFM pursuant to the Disclosure of Major Holdings in Listed Companies Act 1996 (the "**Major Holdings Disclosure Act**") and the Supervision of the Securities Trade Act 1995 (the

Herbert Smith in association with

"**Supervision of the Securities Trade Act**") and distributes or is required to distribute to its security holders pursuant to the Dutch Civil Code.

Please also find enclosed copies of the documents referred to in Annex 1. For our records, please stamp and return the enclosed copy of this cover letter using the accompanying pre-paid and addressed envelope.

Representatives of the Company have informed us that the Company will continue to furnish to the SEC on an ongoing basis the information required by subparagraph (b)(1)(iii) of the Rule, updated in light of the above described changes.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

If you have any questions or comments regarding the foregoing, please contact the undersigned at the below noted phone number or e-mail address.

Yours sincerely,



Jeff Hendrickson
U.S. Associate
Herbert Smith
T: +44 (0)20 7466 2766
M: +44 (0) 7795 601263
F: +44 (0)20 7374 0888
Email: jeffrey.hendrickson@herbertsmith.com
www.herbertsmith.com

cc: Ewoud van Gellicum, TomTom N.V.

w/enc

ANNEX 1

PRESS RELEASES MADE PUBLIC, FILED OR DISTRIBUTED BY THE COMPANY SINCE 27 JULY 2005

Document	Release Date
Press Release – TomTom reports strong holiday sales and stable gross margins in the fourth quarter	14 February 2006
Press Release – Infringement Claim against TomTom	9 February 2006
Press Release – TomTom and SEAT Unveil Collaboration	25 January 2006
Press Release – TomTom NV acquires Applied Generics Ltd.	12 January 2006
Press Release – Navigate all of Western Europe with TomTom's New Maps	12 December 2005
Press Release – TomTom launches European Radio Promotions	8 December 2005
Press Release – TomTom PLUS: The Complete Service for TomTom Users	28 November 2005
Press Release – TomTom brings personal navigation to everyone	21 November 2005
Press Release – TomTom and Kawasaki in industry first partnership	27 October 2005
Press Release – TomTom Supervisory board Chairman resign for health reasons	29 September 2005
Press Release – TomTom Assigns Schools a New Way of Thinking	28 September 2005
Press Release – Nissan France Deal Drives TomTom Expansion in Automotive Sector	8 September 2005
Press Release – TomTom & Jessica Ogden Announce Collaboration	1 September 2005
Press Release – TomTom Triples Sales of Integrated Devices	30 August 2005
Press Release – TomTom Delivers Personal Navigation to Nokia's 60 based mobile devices	22 August 2005
Press Release – TomTom Offers the Latest in Advanced Navigation for Sony Ericsson users	9 August 2005
Press Release – T-Mobile and TomTom mobile navigation solutions	8 August 2005
Press Release – Europeans Can't be Without their Phones…	29 July 2005



TomTom reports strong holiday sales and stable gross margins in the fourth quarter

Substantial growth in revenues and profits for the full year 2005

Fourth quarter highlights:

Compared with Q3 2005:

- Revenue increased by 16% to € 289 million
- 779,000 integrated units shipped, up 45%
- Stable gross margin of 43%
- Operating margin of 23%, down from 33% due to seasonally high marketing spend

Compared with Q4 2004:

- Revenue increased by 226%
- Integrated units shipped increased by 413%
- Operating margin improved by 2 percentage points
- Net profit increased by 289% to € 48 million
- Fully diluted EPS improved by 273% to € 0.41

Full year highlights:

- Revenue increased by 275% to € 720 million
- Operating margin improved by 4 percentage points to 27%
- Net profit increased by 411% to € 143 million
- Fully diluted EPS improved by 385% to € 1.26

Operational highlights:

- Grew leading market share position in Europe
- Increased market share in North America; TomTom rose to number two US market position on the back of a successful advertising campaign
- Successful ramp up of the TomTom ONE across Europe, extending our reach to a broader customer base

Outlook 2006

Assumption that the European market for integrated portable navigation devices will grow to around 7.0 million units in 2006, up from around 3.8 million units in 2005. Full year 2006 revenues expected to be in the range of € 1.0 billion to € 1.1 billion. We continue to target an operating margin of around 20% of revenue.

Key figures

(in € millions)	Q4 '05 (unaudited)	Q3 '05 (unaudited)	Q4 '04 (unaudited)	FY '05 (audited)	FY '04 (audited)	% change*
Revenue	289	250	90	720	192	275%
Gross profit	123	108	40	311	85	266%
Operating profit	67	82	19	195	43	353%
Net profit	48	59	12	143	28	411%
EPS (fully diluted - € per share)	0.41	0.50	0.11	1.26	0.26	385%

*percentage changes are based on amounts rounded to the nearest million

Tom Tom's Chief Executive Officer, Harold Goddijn said:
"2005 was a very exciting year for TomTom. We increased our revenues nearly four times and our profits by more than five times. The consumer market for portable in-car navigation took-off, driven by the success of integrated devices such as the TomTom GO range. A growing market inevitably attracts competition but despite many new entrants into the market we continued to lead the market in Europe. Sell through in the fourth quarter was very strong and was double that of the third quarter. According to GfK, the market research company, we extended our European market share in the fourth quarter to 56% measured in units.

Our success is driven by our track record of delivering easy to use, category defining products, our broad and deep relationships with distributors and retailers and by the strength of the TomTom brand. We are increasingly well placed in the growing North American market, where we have become the number two player, on the back of our successful fourth quarter advertising campaign.

We look forward to another year of growth and profitability in 2006 for TomTom. We are set to continue to take advantage of the strong market trends and to retain and grow our customer base with a larger product range in personal in-car navigation, a presence in the business to business market and a richer stream of content and services."

Strategy
We expect to see good growth in the sector for the coming years as consumer adoption for in-car navigation rapidly increases and penetration levels remain low. TomTom is in a strong position to take hold of this opportunity - we have a track record of introducing category defining products supported by investment in the brand and broad and deep distribution. On top of this, we have a scalable business model which enables us to expand and adapt our business quickly and efficiently. In 2006 we plan to enlarge our target audience by increasing our distribution further, particularly in North America, and by addressing new customer segments with the convergence of navigation, tracking & tracing and messaging solutions for the commercial vehicle market. The recent acquisition of the road traffic technology company Applied Generics, will help us to take navigation to the next level as the technology has the potential to deliver much more accurate and higher quality traffic flow information than is currently available.

Outlook 2006
TomTom operates in a growth market with relatively low levels of penetration and rapid product innovation. As such, it is difficult to predict the level of growth in 2006. We have assumed the European market for integrated portable navigation devices will grow to around 7.0 million units in 2006, up from around 3.8 million units in 2005. At this early stage in the year we are giving a range of estimates for 2006 performance. We estimate that our volumes of integrated units will almost double to between 3.0 million and 3.3 million units and that we will deliver revenues of between € 1.0 billion and € 1.1 billion. We continue to target an operating margin of around 20% of revenue after including a non cash accounting charge for share options of between € 24 million and € 26 million. Revenues are expected to be stronger in the second and fourth quarters owing to seasonality and to the timing of new product introductions and investment in marketing will also be highest in these quarters.

Full year 2005 summary:
Revenue for the full year was € 720 million, 3.7 times higher than 2004's revenue of € 192 million. The gross profit margin decreased slightly from 44% to 43% and in the same period the operating margin increased from 23% to 27% as a result of leverage in our operating costs. Net income increased from € 28 million in 2004 to € 143 million in 2005.

Integrated product revenue as a percentage of total revenue increased from 60% in 2004 to 86% in 2005. There were 1,688,000 integrated units sold compared to 248,000 units in 2004. The number of non-integrated units sold in 2005 was 524,000 compared to 438,000 in 2004.

Operational review fourth quarter:
In the fourth quarter, we successfully introduced the TomTom ONE, and we were able to sharply increase our sales volume. Sales were strong in the quarter and spiked particularly in the weeks immediately preceding Christmas. The product mix included a higher proportion of TomTom ONE units, which resulted in a 16% decrease in the average selling price of integrated devices for the quarter to € 337. Our gross margin remained stable at 43% in the fourth quarter compared to the previous quarter because of continued reductions in our product costs.

In North America we increased our brand awareness via a major TV, radio and print marketing campaign and this helped to significantly grow our sales and market share.

Following the addition of a small software development team in our Taipei office, we are developing our software for the Asian market.

In January of 2006 we acquired Applied Generics based in Edinburgh, Scotland. Applied Generics has developed technology that makes it possible to generate real time road traffic information based on the analysis of mobile network usage and cell-switching. The technology is commercially deployed and has the potential to deliver high quality traffic information at a fraction of the investment normally required to generate traffic information.

Financial Review

Revenue
Revenues in the fourth quarter were € 289 million, compared with third quarter revenues of € 250 million. This includes our North American operation which grew in the same period from € 10 million to € 26 million to deliver 9% of group revenues in the quarter. The growth in the quarter was driven by strong demand across our GO range and for our new product, the TomTom ONE, which also made a strong contribution. In total we shipped 779,000 integrated units in the quarter up from 538,000 in the third quarter, an increase of 45%.

Channel Inventory
Channel inventory owned by retailers at the end of fourth quarter was stable compared to the end of third quarter and represented a lower number of weeks of inventory on hand. Sell through by retailers in the quarter was very strong and doubled compared to the third quarter.

Average Selling Price
The average selling price of integrated devices compared to the previous quarter decreased from € 402 to € 337 reflecting the increased proportion of the TomTom ONE in the product mix and bringing the average selling price for the year to date for integrated units to € 368.

Non-integrated and other
Revenues of non-integrated products decreased in the quarter to € 16 million from € 20 million. We see decreasing demand for PDA based solutions, which is only partly compensated for by increasing smart-phone solution sales.

Other revenues decreased in the quarter due to lower map upgrade sales as we completed our upgrade program early in the quarter.

(unaudited)	Q4 '05	Q3 '05	Q4 '04	FY '05	FY '04	% change*
Revenue (in € millions)						
Integrated devices	263	216	71	622	116	436%
Non-Integrated solutions	16	20	16	65	69	-6%
Other	10	14	4	33	8	313%
Total	**289**	**250**	**90**	**720**	**192**	**275%**
Number of units sold (000s)						
Integrated devices	779	538	152	1,688	248	581%
Non-Integrated solutions	140	160	94	524	438	20%
Total	**919**	**698**	**246**	**2,212**	**686**	**222%**
Average selling price (in €)						
Integrated devices	337	402	465	368	466	-21%
Non-Integrated solutions	116	125	170	125	157	-20%
Weighted average selling price	**303**	**339**	**350**	**311**	**269**	**16%**

*percentage changes are based on amounts rounded to the nearest million

Gross Margin
With the introduction of the TomTom One we reached a new lower price point in the market which gives us access to a larger consumer base. Despite the lower price point we maintained our strong gross margin through a combination of the cost engineering of our products and cost reductions. The gross margin in the quarter was 43%, the same level as the previous quarter. The strengthening of the dollar against the Euro during the fourth quarter had a negative effect of 1% on the gross margin.

Operating Margin
The operating margin in the quarter was 23%, down from 33% in the previous quarter. This was primarily due to the increase in marketing expenditure up from € 11 million to € 36 million. This is the result of seasonally high marketing expenditure and our first major US advertising campaign. Marketing expenditure was 12.4% of revenue compared with 4.2% in the third quarter. Research and development expenditure was 1.0% of revenue compared with 0.9% in the third quarter and selling, general & administrative costs were 4.8% of revenue, slightly down from 4.9% in the previous quarter. The non cash accounting charge for share options was 1.2% of revenue (€ 3.3 million), up from 0.4% in the third quarter.

Financial Income and Expenses
We recorded a net gain of € 4 million in the quarter, which was mainly from gains on forward foreign exchange contracts to purchase US dollars in order to pay our most significant contract manufacturers. We revalue all forward contracts at the end of each period whether or not they have matured. This gain therefore is made up of both realized and unrealized net gains.

Tax
The effective tax rate for the company in the quarter was 32.0% and was mainly influenced by the Dutch tax rate of 31.5%.

Cash flow
In the fourth quarter we generated € 15 million of cash from our operations. As expected, we made significant tax payments in the quarter and we paid a total amount of € 63 million in tax relating to 2004 and 2005 corporate income tax. As a result of the tax payments and increased working capital we saw a decrease of our cash and cash equivalents of € 52 million in the fourth quarter.

Balance sheet
Our balance sheet is strong with € 178 million of cash. During the quarter our inventories and receivables increased as we continued to grow the business. Trade payables were lower, affected by the timing of payments for inventory receipts. Balance sheet provisions increased from € 10 million to € 21 million due to additions to provisions related to the growth of the business.

At the end of the quarter, we had shareholder's equity of € 306 million, up from € 38 million at the start of the year.

Contacts

Investor relations & Corporate media:

Taco Titulaer

Investor.Relations@TomTom.com

+31 (0) 20 850 1170

ISIN: NL 0000387058
Common Code: 021984272
Amsterdam Security Code Number: 38705
Eurolist by Euronext Symbol: TOM2

Q4 2005 Results Presentation Audio Web cast Information
The information for our fourth quarter results audio web cast is as follows:

Time: Tuesday 14 February 2006 at 2 PM CET
Place: www.tomtom.com

Please log on to our website to listen in.

About TomTom
TomTom NV is a leading provider of personal navigation products and services to the consumer market. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box, as well as navigation software products which integrate with third party devices such as PDAs and smartphones. TomTom's portfolio of products and services includes the award-winning TomTom GO family of integrated navigation devices, the TomTom ONE, the TomTom Navigator software for PDAs, TomTom MOBILE navigation software for smart phones and TomTom Plus, a location-based content and services offering for TomTom's navigation products and Datafactory's Webfleet platform for Tracking and Tracing services. TomTom was founded in 1991 in Amsterdam and has offices in the Netherlands, the United Kingdom, Germany, the United States and Taiwan. TomTom's products are sold through a network of leading retailers in 20 countries and online.

TomTom NV Fourth Quarter Financial Statements

1.1 Consolidated Income Statement for the three month period from 30 September to 31 December 2005

(unaudited) **(in € thousands)**	**Q4 2005**	**Q4 2004**
Revenue	289,028	89,604
Cost of sales	165,591	49,172
Gross profit	123,437	40,432
Operating expenses		
Research & development	2,958	1,966
Marketing	35,875	9,483
Selling, general and administrative	13,893	9,073
Stock compensation expense	3,329	665
Total operating expenses	56,055	21,217
Operating profit	67,382	19,215
Net financial income and (expenses)	3,837	-0,605
Profit before taxation	71,219	18,610
Taxation	22,787	6,155
Net profit	**48,432**	**12,455**
		Pro-forma & unaudited
Average number of shares outstanding (in thousands)	107,281	100,000
Average number of shares outstanding, diluted (in thousands)	117,156	108,810
Earnings per share - basic (in Euros)	0.45	0.12
Earnings per share- diluted (in Euros)	0.41	0.11

TomTom NV Fourth Quarter Financial Statements

1.2 Consolidated Income Statement for the twelve month period from 1 January to 31 December 2005

(audited) (in € thousands)	FY 2005	FY 2004
Revenue	720,031	192,429
Cost of sales	409,194	107,192
Gross profit	310,837	85,237
Operating expenses		
Research & development	8,949	4,554
Marketing	63,556	19,391
Selling, general and administrative	38,014	16,811
Stock compensation	5,241	1,044
Total operating expenses	115,760	41,800
Operating profit	195,077	43,437
Net financial income and (expenses)	14,664	-0,774
Profit before taxation	209,741	42,663
Taxation	66,784	14,946
Net profit	**142,957**	**27,717**
		Pro-forma & unaudited
Average number of shares outstanding (in thousands)	104,248	100,000
Average number of shares outstanding, diluted (in thousands)	113,674	107,001
Earnings per share - basic (in Euros)	1.37	0.28
Earnings per share- diluted (in Euros)	1.26	0.26

TomTom NV Fourth Quarter Financial Statements

2. Consolidated Balance Sheet

(audited) (in € thousands)	31 Dec 2005	31 Dec 2004
Non-current assets		
Intangible assets	15,845	960
Property, plant and equipment	5,168	2,050
Total non-current assets	21,013	3,010
Current Assets		
Inventories	103,183	13,402
Trade receivables	150,985	29,383
Other receivables and prepayments	6,391	4,975
Financial instruments	3,651	-
Cash and cash equivalents	178,377	40,167
Total current assets	442,587	87,927
Total assets	**463,600**	**90,937**
Equity and liabilities		
Shareholders' Equity		
Share capital	21,456	18
Share Premium	115,091	619
Legal reserves	1,740	946
Cumulative translation reserve	73	15
Stock compensation reserve	11,589	2,614
Retained earnings	156,394	33,594
Total equity	306,343	37,806
Provisions	20,981	394
Long term liabilities		
Deferred tax liability	1,057	1,301
Total long term liabilities	1,057	1,301
Current liabilities		
Trade payables	55,390	25,608
Tax and social security	16,147	12,867
Other accruals	42,618	6,248
Other liabilities	21,064	6,713
Total current liabilities	135,219	51,436
Total equity and liabilities	**463,600**	**90,937**

TomTom NV Fourth Quarter Financial Statements

3. Statement of changes in equity for the year ended 31 December, 2005.

(audited) (in € thousands)	Share capital	Share premium	Legal reserves	Cumul. transl. adjust.	Stock compens. reserve	Retained earnings	Total
Balance 1 Jan 2004	18	619	579	30	103	6,244	**7,593**
Translation differences				-15			-15
Profit for the year						27,717	27,717
Transfer to legal reserves			367			-367	-
Transfer to stock compensation reserve					2,511		2,511
Balance 31 Dec 2004	**18**	**619**	**946**	**15**	**2,614**	**33,594**	**37,806**
Translation differences				58			58
Profit for the year						142,957	142,957
Transfer to legal reserves			794			-794	-
Transfer to stock compensation reserve					8,975		8,975
Recapitalization	19,982	-619				-19,363	-
Issue of share capital	1,456	115,091					116,547
Balance 31 Dec 2005	**21,456**	**115,091**	**1,740**	**73**	**11,589**	**156,394**	**306,343**

TomTom NV Fourth Quarter Financial Statements

4.1 Consolidated cash flow statement for Q4 2005

(unaudited) **(in € thousands)**	**Q4 2005**	**Q4 2004**
Cash flow from operating activities		
Operating profit	67,384	19,216
Foreign exchange results	4,390	-300
Adjustments for non-cash items:		
Depreciation and amortization	1,663	367
Additions to provisions and other liabilities	10,704	199
Additions to stock compensation reserve	7,059	2,132
Changes in working capital:		
(Increase) / decrease in inventories	-35,224	7,601
(Increase) in receivables	-24,837	-4,984
(Decrease) / Increase in current liabilities (excl income tax)	-16,065	18,203
Cash generated from operations	15,074	42,434
Interest received	1,343	133
Corporate income taxes paid	-63,408	-8,029
Net cash flow from operating activities	-46,991	34,537
Investments in intangible fixed assets	-3,077	-188
Investments in property, plant and equipment	-2,061	-1,053
Total cash flow used in investing activities	-5,138	-1,241
Net (decreae) increase in cash and cash equivalents	**-52,129**	**33,297**
Cash and Cash equivalents at beginning of period	230,506	6,870
Cash and Cash equivalents at end of period	**178,377**	**40,167**

TomTom NV Fourth Quarter Financial Statements

4.2 Consolidated Cash Flow Statement for the period 1 January to 31 December 2005

(audited) **(in € thousands)**	**FY 2005**	**FY 2004**
Cash flow from operating activities		
Operating profit	195,077	43,437
Foreign exchange results	8,679	-451
Adjustments for non-cash items:		
Depreciation and amortisation	3,423	1,128
Additions to provisions	20,888	324
Additions to stock compensation reserve	8,974	2,511
Changes in working capital:		
(Increase) in inventories	-89,782	-11,184
(Increase) in receivables	-121,710	-23,677
Increase in current liabilities (excl income tax)	76,928	32,376
Cash generated from operations	**102,477**	**44,464**
Interest received	3,136	169
Corporate income taxes paid	-62,528	-8,387
Net cash flow from operating activities	**43,085**	**36,246**
Cash flow used in investing activities		
Investments in intangible assets	-16,464	-653
Investments in property, plant and equipment	-4,957	-2,321
Total cash flow used in investing activities	**-21,421**	**-2,974**
Cash flow from financing activities		
Proceeds on issue of shares	116,546	0
Total cash flow from financing activities	**116,546**	**0**
Net increase in cash and cash equivalents	**138,210**	**33,272**
Cash and Cash equivalents at beginning of period	40,167	6,895
Cash and Cash equivalents at end of period	**178,377**	**40,167**

TomTom NV Fourth Quarter Financial Statements

5.1 Accounting policies

Basis of accounting

The financial statements for the three-month period ended 31 December 2005 with related comparative information have been prepared in accordance with International Financial Reporting Standards (IFRS). Accounting policies and methods of computation followed in the interim financial statements, for the period ended 31 December 2005, are the same as those followed in the Financial Statements included in the IPO prospectus.

Business combinations

Investments in affiliated companies are included in the balance sheet based on net asset value. The costs of the acquisition are allocated to assets and liabilities (purchase price allocation). Intangible assets arising from acquisitions are amortised using the straight-line method over their estimated economic lives. The part of the purchase price that cannot be allocated to assets and liabilities is allocated to goodwill.

5.2 Segment reporting

The Company offers integrated and non-integrated solutions under the business line of personal navigation solutions. The Company generates sales across different geographical regions.

(unaudited) **(in € thousands)**	**Q4 2005**	**Q4 2004**	**FY 2005**	**FY 2004**
Revenues per Region				
Europe	259,252	86,501	670,416	186,795
North America	26,391	3,103	42,320	5,634
Rest of World	3,385	0	7,295	0
Total	**289,028**	**89,604**	**720,031**	**192,429**

This document contains certain forward-looking statements relating to the business, financial performance and results of the Company and the industry in which it operates. These statements are based on the Company's current plans, estimates and projections, as well as its expectations of external conditions and events. In particular the words "expect", "anticipate", "estimate", "may", "should", "believe" and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to: the level of consumer acceptance of existing and new and upgraded products and services; the growth of overall market demand for the Company's products or for personal navigation products generally; the Company's ability to sustain and effectively manage its recent rapid growth; and the Company's relationship with third party suppliers, and its ability to accurately forecast the volume and timing of sales. Additional factors could cause future results to differ materially from those in the forward-looking statements.


tomtom®

Infringement claim against TomTom

Amsterdam, February 9th 2006
TomTom Inc has been informed that Garmin has filed a patent infringement lawsuit against TomTom Inc in the Western District Court of Wisconsin alleging infringement of five patents in the US.

TomTom Inc rejects Garmin's claims and will vigorously defend itself.

Investor Relations & Corporate Media:
Taco Titulaer
Investor.Relations@TomTom.com
+31 (0) 20 850 0994

About TomTom
TomTom NV is a leading provider of personal navigation products and services to the consumer market. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box, as well as navigation software products which integrate with third party devices such as PDAs and smartphones. TomTom's portfolio of products and services includes the award-winning TomTom GO family of integrated navigation devices, the TomTom ONE, the TomTom Navigator software for PDAs, TomTom MOBILE navigation software for smart phones and TomTom Plus, a location-based content and services offering for TomTom's navigation products and Datafactory's Webfleet platform for Tracking and Tracing services. TomTom was founded in 1991 in Amsterdam and has offices in the Netherlands, the United Kingdom, Germany, the United States (TomTom Inc) and Taiwan. TomTom's products are sold through a network of leading retailers in 20 countries and online.

TomTom News

TomTom and SEAT Unveil Collaboration

Jan 25 2006

Cooperation will bring from January the new TomTom ONE to SEAT Altea and Toledo

25 January 2006, Spain– TomTom, a leading personal and in-car navigation solution provider, has announced cooperation with SEAT to bring the new TomTom ONE to the popular SEAT Altea and SEAT Toledo. This deal will see a TomTom ONE [included in all devices] ensuring SEAT ALTEA and Toledo drivers will have an easy to use, personal and portable car navigation solution whether they are zipping around the city, or on a weekend road-trip with friends.

"We're thrilled to team up with SEAT to provide drivers with a seamless navigation experience," said Nuno Gomes de Azevedo, Country Manager Iberia. "Car companies are embracing the TomTom brand and our navigation products and this agreement represents the continued acceptance of TomTom's integrated navigation products."

TomTom ONE is the TomTom latest device combining a new slimmer, lighter design with the TomTom's award-winning software. TomTom ONE is the size of a wallet and weighs in at only 260 grams, making it extremely portable. Additionally, TomTom ONE does not compromise on screen size which allows for optimal visibility in the car environment. Even better, TomTom ONE delivers all the smart technology provided across the TomTom product range. The on-board Bluetooth connectivity enables TomTom ONE users to download a host of additional services, as part of the TomTom PLUS Services. Features include TRAFFIC, safety camera information, as well as various other services.

The agreement with SEAT is the latest in a significant number which have been reached with different manufacturers in Europe, including Pan-European promotions with Opel and Toyota and country/regional promotions with Lancia, Citroen, Chevrolet, Smart, Nissan and now SEAT. TomTom has now distribution and sales agreements with the majority of Europe's national car sales companies.

TomTom News

TomTom NV acquires Applied Generics Ltd.

Jan 12 2006

Amsterdam, 12 January 2006

TomTom NV ('TomTom') announces that it has reached agreement to acquire Applied Generics Limited ('Applied Generics') based in Edinburgh, Scotland. Applied Generics has developed technology that makes it possible to generate real time road traffic information based on the analysis of mobile network usage and cell-switching. The technology is commercially deployed and has the potential to deliver high quality traffic information at a fraction of the investment normally required to generate traffic information.

"We are very pleased that we have acquired Applied Generics. The unique patented and proven technology which the company has developed will deliver high quality real time traffic information, not only for motorways but also for local roads. With the proliferation of car navigation products and the increase of congestion, there is a rapidly growing installed base and customer need for these kinds of services. We are looking forward to working with mobile network operators across Europe and North America to deploy the technology on a wide scale" said TomTom's CEO, Harold Goddijn.

Dr Joe Dixon, CEO of Applied Generics said "With the large customer base and rapidly growing number of car navigation products as well as the financial and distribution strength of the TomTom Group, we are now in a unique position to commercialize our technology much more widely and to deliver unprecedented accurate and granular traffic information products that will help people to arrive at their destination in the shortest possible time. Our existing customers and partners will benefit from Applied Generics being part of the TomTom Group.

Applied Generics employs 18 people and realized a turnover of approximately EUR 1 million in 2005 and a small net loss.

TomTom News

Navigate all of Western Europe with TomTom's new maps

Dec 12 2005

TomTom extends its map offerings with a seamless map of Western Europe, available as a memory card accessory, as well as expanded map download service

UK, 12 December 2005, TomTom, Europe's leading personal and in-car navigation solution provider, today announced it is to offer its TomTom GO, TomTom GO 300, TomTom GO 500, TomTom ONE and TomTom RIDER customers the opportunity to purchase a single memory card including map data of the entire Western Europe.

With the choice of 18 countries, this new package enables seamless door-to-door navigation from the likes of Paris to Berlin or Rome to Amsterdam, without having to switch your maps. And with a price point of €249, enjoying the sights and sounds of Western Europe is also great value. With the convenience of being able to simply plug in the memory card and GO – TomTom ensures it is even easier to navigate from A to B.

"We constantly strive to provide our customers with the quickest, safest and easiest methods of travelling. By expanding our product portfolio to include a seamless map of Western Europe, we ensure that the navigation process is even smoother. Perfect for European holidays and anyone travelling for business, there is no need to purchase additional maps, users can just jump in the car and begin their journey." said Harold Goddijn, TomTom's chief executive officer.

TomTom PLUS portfolio expanded with new map downloads

In addition, TomTom has expanded its acclaimed PLUS package to include a map download service. Customers can download additional regional and cross border maps from the TomTom website onto their current or a new memory card.

The available maps are compatible for users of the TomTom GO range, TomTom ONE, TomTom RIDER, TomTom Mobile 5 and TomTom NAVIGATOR 5. In addition, the maps are competitively priced and vary from country to country. Prices start from € 39.95.

Both announcements demonstrate TomTom's commitment to its customer base, as they continue to provide the best and most integrated navigation devices on the market.

TomTom News

TomTom Launches European Radio Promotions

Dec 08 2005

TomTom partners with national radio stations in the UK and France to raise awareness of its TomTom GO 700 navigation device

December 2005 - TomTom, Europe's leading in-car navigation solution provider, today announces a new promotional partnership with RMC in France building on the recent Virgin Radio campaign in the UK.

The promotions involve two of Europe's largest radio stations raising awareness of TomTom's flagship device, the TomTom GO 700, demonstrating its ease-of-use and wealth of features ensuring users get from A to B as easily as possible.

In France, TomTom has partnered with RMC to run a 10 day promotion that will involve a team taking part in a 3000km treasure hunt taking participants around the country from Paris to the Cote D'Azur with nothing more than a car and a TomTom GO 700. The competitors post live updates on the microsite at www.tomtomraid.com and will be joined by Drive Time Show presenter, Alexandre Delpérier, from Monday to Friday 1600 - 1800 for a full update on how the hunt is going.

The winners of the treasure hunt will receive a Smart Car fitted with a TomTom GO 700.

This follows on from the recent promotion with Virgin Radio, which ran a week long promotion until the 5th December involving Breakfast Show presenters, Pete and Geoff. During their show they chose random cities on a European Map in the studio and invited listeners to call the show and guess which city they had chosen to win a trip to the European city as well as a TomTom GO 700.

"These activities demonstrate how TomTom is using its creativity to engage its target audience in a fun and interactive way," said Stephan van Kruisselberge, Vice-President Marketing EMEA & Global Brand Director at TomTom. "The UK and France are key markets for TomTom and by demonstrating our products' ease-of-use and depth of features both on the devices and through our TomTom PLUS services we can further extend our leadership.

The TomTom GO 700 is TomTom's full feature, top of the line all-in-one navigation device. It was developed for the most demanding consumers who want the fullest navigation experience and includes:

• Hands-free calling via Bluetooth™: Simply tap the GO screen to accept a call or to make one and talk through the GO while you drive

• Door-to-door planning in the whole of Europe: connected maps of any detailed address in Western Europe, Czech Republic and Poland

• Intuitive Touch Screen: Easy to use, award-winning software, accessed through the touch of the screen

• Remote control: includes a remote control unit that you can use anywhere in the car

• TomTom PLUS: Download real-time traffic information, weather reports, additional voices and more with the TomTom PLUS service available from www.tomtom.com

TomTom News

TomTom PLUS: The Complete Service for TomTom Users

Nov 28 2005

~TomTom PLUS services provides users with up-to-date, traffic, safety camera and weather alerts, as well as the latest in maps, voices and points of interest ~

28th November 2005, UK – TomTom, Europe's leading navigation solution provider today announced details of the TomTom PLUS services, the complete package which makes **travelling from A-B whether by car, foot or bicycle**, safe, easy and fun.

With services such as TomTom Traffic, TomTom Safety Cameras and TomTom Points of Interest (POIs), users can ensure that they're kept up-to-date with the latest information that will effect their journey, whether navigating at home or in a foreign city.

TomTom PLUS services enables users to truly personalise their TomTom device and at the same time providing them with a trusted bundle of services from a single source. So whether it's downloading fun features such as the voice of the comical John Cleese, or latest city maps, users can ensure that their journey's become fun, easier and quicker. With Points of Interest (POIs), users can find local cinemas, WiFi hotspots, cafés or restaurants at a touch of button. Easy-to-use, customers simply download their chosen TomTom PLUS service via a GPRS-enabled phone, or through their computer.

TomTom PLUS services include the TomTom Safety Camera service that enables TomTom GO, TomTom MOBILE, TomTom NAVIGATOR, TomTom ONE and TomTom RIDER customers across France, UK, Netherlands and Belgium to download safety camera alerts onto their TomTom device. Safety camera alerts help motorists to identify where safety cameras are situated, encouraging them to drive more safely on the roads and avoid black spots and fines.

"The authorities claim that safety cameras are there to deter drivers from speeding. Therefore services such as TomTom's Safety Camera service are assisting them in getting drivers to modify their speed and reminding them to stay below the limit", said Tony Vickers, spokesperson for the Association of British Drivers. "With the addition of the Safety Camera service, TomTom's navigation solutions are a useful tool to protect the driving licences of motorists and remind them to drive in a safe and responsible manner."

As part of the TomTom PLUS services users can also download TomTom Traffic, ensuring customers keep up-to-date with the latest travel news that may affect their journey. So whether its road works on the A2, or an accident on a main road, TomTom users can ensure that they save both time and money on the roads.

"With this complete service, TomTom is changing the way people experience navigation," said Harold Goddijn, TomTom's CEO. "The TomTom PLUS services offer TomTom users a fun and easy way to customise their own navigation experience, whilst providing safe and secure information such as Traffic and Safety Cameras."

TomTom PLUS consists of a number of services, including:

• **Safety Cameras**
Know the hotspots with a large database of safety camera locations
• **TomTom Traffic**
Helps users avoid congestion with the fastest and most reliable traffic reports, as well as re-routing and calculating possible delays straight to your TomTom device
• **TomTom Weather**
Check the weather reports before or during journeys, with TomTom's up-to-date weather reports

• **Maps**
For easy and stress-free travel, download a detailed city map, and never get lost abroad again
• **Voices**
Let your favourite voice, dialect or other comical options guide you
• **Scenic routes**
Enjoy the scenic routes with TomTom RIDER, and experience the long sweeping bends of the open road
• **Points of Interest (POIs)**
Finding the places you need, whether it's restaurants, shops, campsites, WiFi hotspots or hotels.
• **Colour Schemes**
Customise your maps with color schemes that match your mood and taste

Pricing & Availability
TomTom PLUS services start from €4.95 (£3.49) and are available from www.tomtom.com

TomTom News

TomTom brings personal navigation to everyONE

Nov 21 2005

TomTom launches its lowest priced all in one in-car navigation solution to date

London, UK, 21 November 2005 – TomTom, Europe's leading personal and in-car navigation solution provider, today announces the launch of its new TomTom ONE product. TomTom ONE combines a new slimmer, lighter design with TomTom's award-winning software at €399.

Ideal for first time navigation users, TomTom ONE combines ease of use, portability, unique touch screen technology and a sleek new design. With TomTom ONE, everyONE can find their way from A to B!

Drivers can enjoy the benefits of a TomTom ONE immediately, thanks to TomTom's award-winning plug and drive navigation software pre-installed on a memory card. This means there is no need to download complicated software, just plug in and start using. TomTom ONE comes with the latest regional maps provided by TeleAtlas. TomTom ONE is the size of a wallet and weighs in at only 260 grams, making it extremely portable. Additionally, TomTom ONE does not compromise on screen size which allows for optimal visibility in the car environment.

Even better, TomTom ONE delivers all the smart technology provided across the TomTom product range. The on-board Bluetooth connectivity enables TomTom ONE users to download a host of additional services, as part of the TomTom PLUS package. Features include TRAFFIC, safety camera information, as well as various other services.

"TomTom ONE boasts exceptional TomTom quality in a streamlined, easy to use package. As the most affordable integrated product we have ever brought to market, TomTom ONE makes personal navigation a reality for all, broadening our appeal and customer base," said Harold Goddijn, TomTom's chief executive officer.
"For first time entrants to the navigation market, TomTom ONE provides all the core features, with the added benefit of TomTom PLUS services, easy to utilise via Bluetooth connectivity. And all of that at a great price"
TomTom ONE is the entry level model in TomTom's family of integrated navigation devices.

The award winning TomTom product family of integrated devices ranges from:

TomTom GO 700: Hands-free calling, maps of Europe and remote control
TomTom GO 500: Hands-free calling, country specific maps + Major Road Network of Europe
TomTom GO 300: Country specific maps
TomTom ONE: TomTom's newest integrated navigation device.
TomTom ONE is available in shops from November 2005.

TomTom News

TomTom and Kawasaki in industry first partnership

Oct 27 2005

Europe-wide deal to provide TomTom RIDER at Kawasaki dealerships

Amsterdam, 27 October 2005, TomTom, a leading personal and in-car navigation solutions provider, today announced an industry first partnership with Kawasaki Motors Europe, providing TomTom RIDER throughout the European Kawasaki dealer base as a licensed accessory.

TomTom RIDER is the first ever portable all-in-one navigation solution designed specifically for riders of motorcycles and scooters. It is the perfect partner for any bike enthusiast wanting to experience the thrill of finding your way on the best European routes. With its sleek styling and tough water resistant casing, TomTom RIDER fixes easily onto any motorcycle or scooter.

The agreement with Kawasaki is the first of its kind and demonstrates the significant drive of the motorcycle market to promote personal navigation for two wheels.

"Our partnership with Kawasaki Motors Europe ensures motorcyclists can easily experience the ultimate in personal navigation." said Harold Goddijn CEO of TomTom. "Kawasaki riders will be able to enjoy the open roads, with the ability to navigate not only the major motorways, but also the specific scenic routes provided by TomTom PLUS. We are working with our distribution partners to ensure our customers have access to TomTom RIDER. In addition, this deal shows our mutual commitment to providing motorcyclists with the best products on the market."

TomTom RIDER boasts a simple, easy-to-use touch screen with anti-glare which can be used with gloves. It also has an integrated sun-visor that ensures the best view of the screen possible. The new TomTom RIDER is ultra portable ensuring that it fits into a bag and can be taken with you when you're not on your motorcycle or scooter.

Additional features include itinerary planning enabling multiple stops on a journey; Location finding using full postal codes in The Netherlands and Great Britain; New routing calculation options (fastest route, shortest route, avoid toll roads); Updated and improved fully connected maps, allowing cross-border planning from and to nearly all streets in Europe and the United States; Millions of points of interest including parking, petrol stations, hotels and restaurants with an optional automatic alert option as you approach one.

TomTom RIDER is the only navigation system to receive this support from Kawasaki, in what marks a fantastic opportunity for all riders to benefit from personal navigation.

TomTom News

TomTom Assigns Schools a New Way of Thinking

Sep 28 2005

TomTom announces partnerships with six European design schools across the UK, France and Italy

21st September, 2005 - TomTom, Europe's leading navigation solution provider, today announces its partnership with six high-profile European design schools offering students the chance of winning an exclusive two-week work placement with Jessica Ogden.

As part of this collaboration, TomTom challenges students to design a bag specifically for TomTom's all in one navigation device, TomTom GO, extending the TomTom's accessories range to ensure they become the hottest, most desirable around.

In return, each country winner will receive a TomTom GO 700 to enjoy the TomTom navigation experience. The overall winning student will have the opportunity to work alongside Jessica Ogden and their design will be put into production.

TomTom's support of the design schools extends its association with the fashion world demonstrating its long-term commitment to the industry. TomTom's collaboration with Jessica Ogden at this year's London Fashion Show marked the beginning of a unique and exciting partnership and the design school collaboration will provide a broader range of accessories for our passionate customers.

Harold Goddijn, TomTom CEO said: "This is a fantastic way for TomTom to support young designers and really drive creativity. Technology is becoming more and more a part of everyday life and these students will have the opportunity to demonstrate how they see fashion influencing the ways in which we can make TomTom more appealing to the fashion-conscious audience as design and technology merges".

Each student will be able to draw inspiration from Jessica Ogden's London Fashion Week show which will be available to view on TomTom's dedicated fashion microsite – www.tomtomdesign.com. The site will also contain all the latest news and information on both Jessica Ogden and the competition.

To ensure the creative juices are really flowing, TomTom will provide every design school with a TomTom GO to fully understand how its works and who it appeals to, so they can apply their own unique take on the TomTom brand.

A winner from each country will be chosen initially, with the announcement of the overall winner in February 2006.

TomTom News

Nissan France Deal Drives TomTom Expansion in Automotive Sector

Sep 08 2005

- New agreement with Nissan increases TomTom share of satellite navigation solutions in the automotive sector
- Traditional built-in navigation systems losing share to stand-alone devices.

Amsterdam , 8 September 2005 – TomTom, a leading personal and in-car navigation solutions provider, has concluded an agreement with Nissan France to provide a TomTom GO 500 with the new Nissan Micra Must. TomTom's deal with Nissan is the latest in a range of agreements with the European automotive sector to make TomTom's easy-to-use portable satellite navigation systems available with new and rental cars, eroding the market share of dealer-fitted navigation devices.

"The Nissan Micra is a perfect fit for TomTom's target market," said Harold Goddijn CEO of TomTom. "Taken in combination with our other recent agreements with automotive firms, this deal will bring the benefits of driving with a TomTom GO to the attention of thousands of drivers who can now use the GO as soon as they leave the showroom or car rental counter.

"The shift from dealer-fitted to stand-alone personal devices is being driven by the common sense of consumers, who are now increasingly comfortable with what was seen as difficult to use, expensive and inaccessible not long ago," he continued. "The TomTom GO has the benefits of a traditional dealer-fitted system, plus a number of extra features, such as Bluetooth hands-free calling, access to TomTom's personalised navigation services and seamless door to door driving across all of Europe. And the GO belongs to the driver, not the car - you can transfer it easily to another vehicle, which makes it a personally valuable extra."

The agreement with Nissan is the latest of a number which have been reached with different manufacturers in Europe, including Pan-European promotions with Opel and Toyota and country/regional promotions with Lancia, Citroen, Chevrolet, Smart and now Nissan. In addition, a deal to make the GO 700 available to car hire customers across Europe has been struck with Avis, and country-by-country deals are being rolled out with other leading manufacturers and car rental firms. The TomTom GO's availability as an optional extra with new cars has also increased significantly, and the company now has distribution and sales agreements with the majority of Europe's national car sales companies.

Figures from industry research group GfK* show a flattening in traditional manufacturer-installed navigation system sales in cars and a simultaneous explosion in sales of stand-alone devices like the TomTom GO. Since the introduction of the TomTom GO in spring 2004, the European dealer-fitted navigation device segment, traditionally dominated by car stereo manufacturers, has grown by only 0.8%. Over the same period sales of stand-alone devices have risen by over 10,000%.**

* Source: GfK Group, August 2005 www.gfkcustomresearch.com

** Source: GfK Group, February-May 2005 compared to February-May 2004.

TomTom News

TomTom & Jessica Ogden Announce Collaboration

Sep 01 2005

Starting with London Fashion Week TomTom partners with Jessica Ogden for a series of fashion lead projects

01 September, 2005 - TomTom, Europe's leading navigation solution provider, today announces its partnership with fashion designer, Jessica Ogden. This collaboration marks the first time a satellite navigation company has linked with the fashion world.

Harold Goddijn, TomTom CEO said: "Like TomTom, Jessica is a thought leader in her field and is a perfect match for TomTom. The strength of our technology has always been key to our leadership position in navigation solutions. Our partnership with Jessica demonstrates our desire to establish a greater personal connection between consumers and the TomTom brand, thus making navigation accessible to all.

The exciting partnership between TomTom and Jessica Ogden will highlight the synergy between the two names - TomTom adopts a personal, stylish, innovative and easy to use approach, which works well with Jessica Ogden whose label is synonymous with creativity and ease-of-wear. Jessica's work with TomTom will allow the fashion conscious audience to view TomTom not only as essential for getting around, but something truly personal that users will want to take with them wherever they GO.

The pinnacle of the partnership will be TomTom's sponsorship of Jessica Ogden's much anticipated show at this year's London Fashion Week. At the show, Jessica will showcase a specially designed limited edition handbag, made specifically for the fashion savvy consumers of the TomTom GO or TomTom MOBILE 5.

As TomTom is devoted to the personalisation of its products, it has set up competitions with top design schools across the UK, Italy and France through which an aspiring designer will have the chance to design a bag for a TomTom product and win a work placement with Jessica at the Jessica Ogden studio in London. The winner will be selected by a judging panel which will include Jessica Ogden.

Jessica Ogden confirmed: "I enjoy working with found fabrics and traditional techniques for each of my collections, however I am also quick to adopt new technology when it makes life easier. TomTom's products are easy-to-use and make finding your way wherever you want go hassle free. I am looking forward to designing a range of accessories to add a fashionable yet functional element to TomTom GO and TomTom MOBILE 5."

Jessica Ogden will show at London Fashion Week on 19 September 2005.

TomTom News

TomTom Triples Sales of Integrated Devices

Aug 30 2005

TomTom maintains number one position in EMEA integrated devices

30 August, 2005 UK – Following a report from Canalys on the Personal Navigational Market, TomTom today announces that it has maintained its position as number one navigation solution provider across EMEA for dedicated portable integrated GPS devices following the success of its TomTom GO range.

Sales of the TomTom GO across EMEA have more than doubled from 90,390 units in Q1 of 2005 to 258,530 in Q2 2005, according to Canalys estimates. The results mean that TomTom has increased its share of the dedicated portable integrated GPS devices market in Europe from 32% in Q1 to 36% in Q2, nine percentage points from its nearest rival.

The TomTom integrated devices range includes TomTom GO 300, TomTom GO 500 and TomTom GO 700. This is soon to be joined by the TomTom RIDER, an integrated device specifically designed for motorcycles and scooters.

"These figures represent another productive and impressive quarter", said Harold Goddijn, CEO TomTom. "The introduction of the new range for TomTom GO has helped us to firmly establish ourselves as number one for integrated devices and we hope to further strengthen our position with the launch of TomTom RIDER".

"Shipments of dedicated portable integrated GPS devices are growing rapidly with more and more manufacturers entering the marketplace – such devices now represent 48% of the overall mobile GPS navigation solution market, up from 29% in Q1", said Chris Jones, director and senior analyst at Canalys. "TomTom clearly has a strong product offering in this area and has improved on its leadership position as a result."

TomTom also delivers non-integrated products for mobile phones and PDAs with TomTom MOBILE 5 and TomTom NAVIGATOR 5.

TomTom News

TomTom NV to acquire Datafactory AG

Aug 24 2005

TomTom NV ('TomTom') announces that it has reached an agreement to acquire Datafactory AG based in Leipzig, Germany. Closing of the transaction is expected before the end of September 2005. Datafactory provides web based system solutions for vehicle and personal location, fleet management and traffic telematics.

"We see convergence starting to take place between navigation, and tracking and tracing and messaging solutions. Datafactory's robust and scalable Webfleet platform provides us with the technology, which together with TomTom's powerful navigation products and services, enables us to prepare for entry into the Telematics market " said TomTom's CEO, Harold Goddijn.

Datafactory employs around 30 people and realized a turnover of approximately EUR 5 million in 2004 and a small net profit. The inclusion of Datafactory's results for the remainder of the year is not expected to have a significant impact on TomTom's 2005 results.

TomTom News

TomTom Delivers Personal Navigation to Nokia's Series 60 based mobile devices

Aug 22 2005 - TomTom MOBILE 5 made available for Nokia 3230, 6630, 6680 and 6681

22 nd August 2005, UK – TomTom, Europe's leading personal and in-car navigation solution provider, today announced it has further extended its compatibility of the award winning TomTom MOBILE 5, to include the range of popular Nokia smartphones - the Nokia 3230, 6630, 6680 and 6681, which are based on the Series 60 Platform. TomTom now offers compatibility across a wide range of platforms.

As the perfect tool for smartphone users and busy professionals, TomTom MOBILE 5 provides advanced, yet simple to use technology, which navigates users quickly and effectively to their chosen destinations.

Harold Goddijn , chief executive officer of TomTom says "TomTom is the most popular navigation solution provider and the extension of compatibility with Nokia's increasingly popular Series 60 based smartphones means consumers will be the winners."

A number of easy-to-use features ensure that TomTom MOBILE 5 users never need to worry about finding their way, whether at home or in a foreign city. For stress-free travel, TomTom MOBILE 5 uses advanced functions such as direct contact navigation, allowing users to simply navigate to an existing address in their phone book. In addition, with TomTom's latest route planner, users can choose the fastest or shortest route, and when coupled with TomTom's innovative TomTom PLUS service, users will receive real-time Traffic and Weather information, as well as Safety Camera alerts.

With TomTom MOBILE 5, Nokia's Series 60 based smartphones become one of the most powerful wireless personal navigation solutions on the market, providing accurate door-to-door navigation anywhere in a country or region. Meaning g etting to a destination, whether via foot, car or bicycle – could not be easier.

Incorporating TomTom's award-winning easy-to-use navigation software , TomTom MOBILE 5 includes:

- A choice of routes: quickest, shortest, pedestrian, bicycle or avoiding toll roads and congestion charge areas
- Brilliant 3D view with the very latest maps and clear spoken instructions
- Effortless installation; everything is on the Memory card, just insert in your phone, activate and you're set to navigate.
- Small, lightweight and highly sensitive wireless GPS receiver that easily can be used in your pocket or in your bag.
- Contact Navigation: navigate directly from contacts in your mobile phone address book
- Full itinerary support, plan routes to multiple destinations and add stopping points on the journey
- Integrated phone call handling; on-screen instructions remain visible while receiving calls.
- Postcode navigation for simple and accurate selection of your destination
- Thousands of Points of Interest (POI's) i.e. car parks, petrol stations and restaurants
- Access to TomTom PLUS services: real-time Traffic updates for optimal route planning, weather information, Safety Cameras, as well as downloadable Voices, Points of Interests and much more (in selected countries only and additional charges apply)

TomTom MOBILE 5 is available for the Nokia 3230, 6630, 6680 and 6681 at www.tomtom.com, priced €299.

TomTom News

TomTom Offers the Latest in Advanced Navigation for Sony Ericsson users

Aug 09 2005

With TomTom MOBILE 5 users of the Sony Ericsson P910i can experience the latest in personal navigation

9th August 2005, UK – TomTom, Europe's leading personal and in-car navigation solution provider, today announced it has extended its compatibility of TomTom MOBILE 5 to include the new Sony Ericsson P910i.

The perfect navigation tool for busy professionals and smartphone users on the move, TomTom MOBILE 5 uses advanced technology to guide users quickly and safely to their chosen destination. With a number of easy-to-use features for stress-free travel, TomTom MOBILE 5 ensures users need never worry about finding their way. Advanced functions such as TomTom's state of the art route planner which allows users to choose the fastest, shortest or customise their own routes to avoid road blocks. Getting to a destination, whether via foot, car or bicycle – could not be easier.

Harold Goddijn, chief executive officer of TomTom says "This is another step forward for TomTom as we continue to offer the latest in personal navigation solutions. By combining TomTom MOBILE 5 with the new Sony Ericsson P910i, our aim is to allow users to experience the best in true personal navigation."

With TomTom MOBILE 5, the new Sony Ericsson P910i becomes one of the most powerful wireless personal navigation solutions on the market, providing accurate door-to-door navigation anywhere in a country or region.

Incorporating TomTom's award-winning easy-to-use navigation software, TomTom MOBILE 5 includes:

- A choice of routes: quickest, shortest, pedestrian, bicycle or avoiding toll roads and congestion charge areas
- Brilliant 3D view with the very latest maps and clear spoken instructions
  Effortless installation; everything is on the Memory card, just insert in your phone, activate and you're set to navigate.
- Small, lightweight and highly sensitive wireless GPS receiver that easily can be used in your pocket or in your bag.
- Contact Navigation: navigate directly from contacts in your mobile phone address book
- Full itinerary support, plan routes to multiple destinations and add stopping points on the journey
- Integrated phone call handling; on-screen instructions remain visible while receiving calls.
- Postcode navigation for simple and accurate selection of your destination
  (UK & Netherlands only)
- Thousands of Points of Interest (POI's) i.e. car parks, petrol stations and restaurants
- Ready for more? TomTom PLUS services offers you real-time Traffic and Weather information, Safety Cameras, as well as downloadable Voices, Points of Interests and much more (in selected countries only and additional charges apply)

TomTom MOBILE 5 is available for the Sony Ericsson P910i at www.tomtom.com, priced €299.

TomTom News

T-Mobile and TomTom mobile navigation solutions.

Aug 08 2005

Insert and away you go: onboard navigation is now also a cinch with T-Mobile following its link-up with TomTom. T-Mobile is adding mobile navigation solutions to its product range with TomTom MOBILE 5 and TomTom NAVIGATOR 5. The wireless solutions fit into any coat pocket and are ready for use in no time. With flexible route planning, voice-activated navigation and 3-D maps, the TomTom products offer everything for the perfect journey, getting you to your destination in the shortest time. Special offer from T-Mobile: with all-in-one packages comprising the TomTom navigation system as well as MDA or SDA, accessories and favorable Relax 100 tariff, customers can save over EUR 100 compared with the unit price.

With the onboard TomTom navigation solutions, routes are calculated using a memory card that the user simply inserts into his or her PDA (Personal Digital Assistant). The TomTom software as well as the map of Germany is already pre-installed on this memory card. The receiver for satellite location via GPS (General Positioning System) is connected with the PDA via Bluetooth technology and can get a fix almost anywhere. TomTom MOBILE 5 and TomTom NAVIGATOR 5 offer flexible and precise route planning that lets you define waypoints and will also guide you to points of interest such as nearby hotels, restaurants or car parks. The user can choose between 2-D or 3-D maps for the navigation view, and the user interface is in 18 different languages.

T-Mobile is launching several installation packages with its cooperation partner TomTom: TomTom NAVIGATOR 5 for the MDA III and MDA compact as well as TomTom MOBILE 5 for the SDA and SDA music. T-Mobile is offering anyone that doesn't have an MDA or SDA a particularly attractive deal with the TomTom all-in-one packages: the packages consist of an MDA III, MDA compact, SDA or SDA music and for example one of the favorable tariffs Relax 100 or Business Relax 100. Aside from the respective mobile phone, the package includes the complete TomTom navigation solution with TomTom software, Bluetooth GPS receiver and car charger cable with distributor for the cigarette lighter as well as a suitable mobile phone cradle. The all-in-one package consisting of e.g. SDA, TomTom MOBILE 5 and accessories package is already available for EUR 199.95 with the Relax 100 tariff if you sign a 24-month contract.

For all those that already own an SDA, SDA music, MDA III or MDA compact, T-Mobile is offering the TomTom packages NAVIGATOR 5 and MOBILE 5 for EUR 249.95 each. These include the GPS receiver, the car charger cable and TomTom software including a map of Germany. No further costs are incurred for usage. Those that would like to include traffic information in route planning can order the subscription-based TomTom PLUS service. The service costs EUR 39.95 a year for Germany, plus the costs for mobile data transmission. TomTom offers maps for Western Europe for the TomTom NAVIGATOR 5. Users can buy the CD package for EUR 149 and then travel through 18 countries like the Benelux, Italy, Austria, Switzerland, Great Britain, France, Portugal and Scandinavia without getting lost.

TomTom News

Europeans Can't be Without their Phones...

Jul 29 2005

Along with city guides, sexy underwear and slippers, according to a new European survey commissioned by TomTom

A recent European-wide survey commissioned by TomTom , Europe's leading personal and in-car navigation solution provider, found that the mobile phone and city guides are the first thing into the suitcase when travelling abroad. Over 69% and 58% respectively, of Europeans where united in their choice of their 'essential' items.

Interestingly, the survey reveals that Italians and Belgians are not the best suited when it comes to packing for that all important holiday. Over 17% of Italians would rather pack their slippers than sexy underwear, compared to 17% of Belgians who would rather opt to impress their partner over making sure that they have the right footwear.

It seems that when it comes to personal grooming the Brits (18.6%), Dutch (16.7%) and Italians (12%) all believe in looking good for that weekend away, compared to just over 4% of Belgians who opted for the more natural look.

Brits live up to their drinking reputation
Brits are known as being fond of their tea, and it seems that one out of ten Brits (11%) would not leave home without their beloved teabags.

The Dutch pack light
Apart from the essential items, the Dutch like to pack light, preferring to take just their sunglasses for trips abroad (45%).

Italian Women Stay True to Form as the most Glamorous Women in Europe
Although for men the last thing to go into their suitcase are hair products, it seems that the women are staying true to their reputation for glamour, with over 12% opting for their hair care products compared to the 6% of men!

Men more organised than women
Going against the stereotype that women are the more organised of the sexes, it seems that the men are the most likely to plan their trips. Three out of five men (57%) said they would pack a city guide, compared to less than two out of four women. Showing the women would prefer to play the weekend by ear.

But now holiday makers can pack smartly with TomTom MOBILE 5, which provides (city) maps, Points of Interest (such as restaurants and museums) and local information like the weather (a TomTom service). So city-breakers can now ensure that wherever they go, they can pack right and light whether driving through the fast-paced city of London or walking around the beautiful cobbled streets of Rome. TomTom MOBILE 5 will always direct you there effortlessly and accurately.

Key Findings
Top results: What are the three main things you would pack in your weekend page when going on a European city break?
Mobile City Guide Local currency
British 54% 45% 55%
Italians 71% 62% 50%
Dutch 77% 40% 68%
Belgian 73% 59% 58%

ANNEX 2
REVISED APPENDICES

(ORIGINALLY APPENDIX B)

INFORMATION REQUIRED TO BE MADE PUBLIC OR DISTRIBUTED TO SECURITY HOLDERS UNDER THE LAWS OF THE NETHERLANDS

<table>
<tr><th>Document/Event</th><th>Filed With / Made Available To</th><th>Required Timing of Release</th><th>Required Under</th></tr>
<tr><td colspan="4">Corporate Information</td></tr>
<tr><td>Deed of incorporation

Any subsequent amendments to the articles of association</td><td>Trade Register</td><td>Within a period of two weeks, beginning one week prior to and ending one week following the commencement of the business activities of the Company

Within one week following any amendment</td><td>Dutch Civil Code</td></tr>
<tr><td rowspan="2">Annual accounts (i.e. the balance sheet, profit and loss account and explanatory notes)

Annual reports

Additional information, including:
▪ auditors' reports;
▪ appropriation of the profits prescribed by the articles of association;
▪ specification of the appropriation of the profit or treatment of the loss;
▪ list of names of those with specific rights regarding control
▪ specification of the number of profit-sharing certificates and similar rights;
▪ specification of the events following the balance sheet date with important financial consequences for the Company and the companies included in the consolidated annual accounts; and
▪ specification of branch offices and the countries where these branch offices are established</td><td>Shareholders</td><td>The annual accounts and the annual report have to be made available to the shareholders within five months following the end of each financial year, unless this period has been extended by the general meeting of shareholders for an additional period of six months</td><td>Dutch Civil Code</td></tr>
<tr><td>Trade Register</td><td>The annual accounts, the annual report and the additional information need to be filed with the Trade Register within eight days after adoption by the general meeting of shareholders, and ultimately within thirteen months following the end of each financial year</td><td>Dutch Civil Code</td></tr>
</table>

Document/Event	Filed With / Made Available To	Required Timing of Release	Required Under
Change of Name	Trade Register	Within one week after the change	Trade Registers Act
Change of Registered Office	Trade Register	Within one week after the change	Trade Registers Act
Change of telephone number, fax number, e-mail address and internet address	Trade Register	Within one week after the change	Trade Registers Act
Change of description of the business activities	Trade Register	Within one week after the change	Trade Registers Act
Change of number of employees	Trade Register	Within one week after the change	Trade Registers Act
Change of managing directors and supervisory directors Change in particulars of managing directors and supervisory directors, including: ▪ date of entry into office; ▪ representative authority; and ▪ resignation	Trade Register	To be filed with the Trade Register within one week after the change	Trade Registers Act
	AFM	To be disclosed promptly to the AFM	Major Holdings Disclosure Act
Change of persons authorised to represent the Company other than the managing directors, or change in the particulars thereof	Trade Register	Within one week after the change	Trade Registers Act
Change of the authorised capital of the Company	Trade Register	Within one week after the change	Trade Registers Act
Amount of the issued and paid up capital of the Company	Trade Register	At least once per year	Trade Registers Act
Notice convening a general meeting of shareholders and the agenda, advertisement in a national distributed daily newspaper	Shareholders	Within fifteen days before the general meeting of shareholders	Dutch Civil Code
All information requested by the general meeting of shareholders (unless contrary to an overriding interest of the Company)	Shareholders	Within a reasonable period of time	Dutch Civil Code

Document/Event	Filed With / Made Available To	Required Timing of Release	Required Under
Shareholding Information			
Any direct or indirect interest (in shares and/or voting rights held) held by any natural or legal person if such holding exceeds or falls below any of the following thresholds of the issued share capital of the Company 5%, 10%, 25%, 50% or 66 2/3%	The Company AFM	To be disclosed promptly by the natural or legal person concerned	Major Holdings Disclosure Act
The amount of and any change in the amount of shares (and voting rights) held by managing directors and supervisory directors in the issued share capital of the Company and the issued share capital of affiliated companies	The Company AFM	To be disclosed promptly by the managing directors and supervisory directors that are in office	Major Holdings Disclosure Act
		If newly appointed: To be disclosed by the managing directors and supervisory directors within two weeks following their appointment	Major Holdings Disclosure Act

Document/Event	Filed With / Made Available To	Required Timing of Release	Required Under
Supervision of the Securities Trade Act			
Information (i) which has not been made public and directly or indirectly concerns the Company and of which disclosure would have a significant influence on the price of the shares and (ii) which has not been made public which is specific and which directly or indirectly concerns the shares and of which investors may expect that such information is disclosed (hereinafter jointly referred to as "**Price Sensitive Information**")	By means of a press release which will have to be issued simultaneously in the Netherlands and any other member state where the shares are listed	To be disclosed promptly by the Company	Supervision of the Securities Trade Act
	AFM	Simultaneously with the press release	
	Website of the Company	To be disclosed on the website of the Company promptly	
Price Sensitive Information which (determinedly) has been disclosed to a third party by the Company or its representative(s), unless the third party is bound to secrecy	Disclose	Simultaneously with the disclosure to the third party	Supervision of the Securities Trade Act
	Disclose	If not disclosed determinedly to a third party, to be disclosed promptly	

<table>
<tr><th>Document/Event</th><th>Filed With / Made Available To</th><th>Required Timing of Release</th><th>Required Under</th></tr>
<tr><td>List of employees which regularly or occasionally have knowledge of Price Sensitive Information. Such list includes the following information:
- name of the person(s)
- reason of inclusion on the list
- date on which the list has been updated
The list should be updated by the Company if:
- the reason why person(s) are included has been changed
- person(s) have to be added to the list
- person(s) included on the list no longer have access to Price Sensitive Information</td><td colspan="2">To be kept and updated by the Company</td><td>Supervision of the Securities Trade Act</td></tr>
<tr><td rowspan="2">Any transaction in the shares of the Company or in securities the value of which is also determined by the value of the shares of the Company by (i) anyone who determines the daily policy of the Company (including their spouses, children and certain categories of relatives), (ii) anyone who supervises the policy of the management and the general affairs of the Company and its affiliated enterprises (including their spouses, children and certain categories of relatives), (iii) anyone having an executive position pursuant to which decisions can be made regarding the future developments and business prospects of the Company and has regularly has knowledge of Price Sensitive Information (including their spouses, children and certain categories of relatives)</td><td rowspan="2">AFM</td><td>Ultimately on the fifth day following the transaction</td><td rowspan="2">Supervision of the Securities Trade Act</td></tr>
<tr><td>The notification can be postponed until the transactions exceed an aggregate amount of € 5,000 in the relevant calendar year (also including the transactions by their spouses, children and certain categories of relatives)</td></tr>
</table>

Document/Event	Filed With / Made Available To	Required Timing of Release	Required Under
A document containing certain financial information and referring to all the regulated information relating to the supervision of securities trading that it has published anywhere in the world in the preceding 12 months before publication of its annual accounts. For issuers incorporated under Dutch law such document exists in the annual accounts (as meant by Book 2 of the Dutch Civil Code).	AFM and must be made generally available (at least once a year)	After / by the publication of the annual accounts	Supervision of the Securities Trade Act

(ORIGINALLY APPENDIX C)

INFORMATION REQUIRED TO BE FILED WITH AND MADE PUBLIC BY EURONEXT AMSTERDAM

Document/Notification	Filing Requirement
Financial Statements	
Annual accounts Annual report	To be provided to Euronext Amsterdam no later than thirteen months after the closing of each financial year, or within such shorter period as the Company has agreed to in the listing agreement (this is generally within five months after the end of the financial year)
	To be made available to the public as soon as possible but in any event within the period laid down in the listing agreement (this is generally within five months after the end of the financial year)
Half-yearly report	To be provided to Euronext Amsterdam no later than four months after the end of the period to which it relates
	To be made available to the public as soon as possible but in any event within the period laid down in the listing agreement
General Meeting of Shareholders	
Notice convening a General Meeting of Shareholders (or an extraordinary general meeting of shareholders)	To be provided to Euronext Amsterdam immediately after publication
	To give notice of the meeting by advertisement in a nationally distributed daily newspaper and within fifteen days before the Annual General Meeting or an extraordinary general meeting
Announcements and circular letters relating to the declaration and payment of dividends and the procedures relating to the issue of shares, allotment, subscription, renunciation of rights and conversion	To be provided to Euronext Amsterdam immediately after publication or distribution
	To be published or to be distributed to the shareholders
Explanatory notes to any proposals made by the Company's management which will be submitted to the shareholders for their decision	To be provided to Euronext Amsterdam immediately after publication
	To be made available to the shareholders free of charge (in the Netherlands)
Shares and Dividend Payments	
Announcement that dividends and distributions on shares have been made payable	To be provided to Euronext Amsterdam immediately after publication
	To be announced by advertisement
Changes in the rights attaching to the various classes of shares	To be provided to Euronext Amsterdam immediately after publication
	To be announced to the public by publication in a Dutch daily newspaper

Document/Notification	Filing Requirement
Issue of Securities	
Increase in the issued capital by means of a private placement of equity securities or securities which are convertible into shares	To be provided to Euronext Amsterdam no later than on the second working day after the increase in the issued capital
Miscellaneous Notifications	
Amendment to the articles of association	Consult Euronext Amsterdam prior to proposing the amendment to the articles of association to the general meeting of shareholders
Any material change to the Company's activities or management	To be provided to Euronext Amsterdam prior to the publication
	Details regarding such material change need to be published
Any change in the structure (holdings and distribution) of any major participation in the Company's share capital relative to the particulars previously published in relation thereto	To be provided to Euronext Amsterdam simultaneously with the publication
	To be announced to the public by publication in a Dutch daily newspaper
All such information Euronext Amsterdam may deem expedient with a view to the protection of investors or an orderly operation of the market	To be provided to Euronext Amsterdam, and published at the request of Euronext Amsterdam in such form and within such time as Euronext Amsterdam shall deem fit
Price-Sensitive Information	
Any fact or event relevant to the Company which is likely to have a material effect on the price of shares	To be provided to Euronext Amsterdam simultaneously with the publication
	To be published promptly